

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Room 4631

Scott C. Morrison
Sr. Vice President, Chief Financial Officer and Treasurer
Ball Corporation
10 Longs Peak Drive, PO Box 5000
Broomfield, Colorado 80021-2510

> **Re:** **Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy on Schedule 14A, amended as filed March 25, 2010**
> **File No. 001-07349**

Dear Mr. Morrison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief